UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 1-4797

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	**36-1258310**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	**(Zip Code)**

(Registrant's telephone number, including area code) 847-724-7500

ITW Bargaining Savings and Investment Plan
Financial Statements
As of December 31, 2006 and 2005
Plan Number 039

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits
Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Bargaining Savings and Investment Plan (the "Plan"), as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

Chicago, Illinois
June 20, 2007

ITW
BARGAINING SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2006 and 2005

Employer Identification Number 36-1258310, Plan Number 039

	2006	2005
ASSETS:		
Receivables-		
Company contributions	**$5,561**	$6,094
Participant contributions	**9,972**	11,437
Other	**631**	407
Total receivables	**16,164**	17,938
Investments, at fair value-		
Participant loans	**505,225**	493,618
Proportionate share of Master Trust assets	**14,676,127**	13,827,924
Total investments	**15,181,352**	14,321,542
Total assets	**15,197,516**	14,339,480
LIABILITIES:		
Fees payable	**10,138**	2,638
Net assets reflecting all investments at fair value	**15,187,378**	14,336,842
Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	**11,372**	10,116
NET ASSETS AVAILABLE FOR BENEFITS	**$15,198,750**	$14,346,958

The accompanying notes to financial statements
are an integral part of these statements.

ITW
BARGAINING SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2006

Employer Identification Number 36-1258310, Plan Number 039

INCREASES (DECREASES):
Contributions-

Company	$291,912
Participant	578,878
Rollovers	8,658
Total contributions	879,448

Net investment income-

Participant loan interest	24,127
Proportionate share of Master Trust net investment income	1,638,559
Net investment income	1,662,686

Benefits paid to participants	(1,157,304)
Administrative expenses	(44,677)
Net transfers to other plan (Note 10)	(488,361)
Net increase	851,792

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	14,346,958
End of year	$15,198,750

The accompanying notes to financial statements
are an integral part of this statement.

1.   DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Bargaining Savings and Investment Plan (the "Plan"). Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which employees covered by collective bargaining agreements of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the "Company"), are eligible to participate in the Plan on the first day of the month following the completion of six months of service. Established on January 1, 1991, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the" Master Trust") at The Northern Trust Company (the "Trustee"). The Trustee serves as investment manager of The Northern Trust Company funds and trustee. Citistreet LLC (the "Record Keeper") serves as a record keeper of the Plan.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts. In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll period.

Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a "catch – up" contribution, is subject to an annual maximum amount.

Participant and Company contributions may begin with the attainment of the eligibility requirements of the Plan. The Company provides a contribution based on formulas set forth for each participating business unit of the Company.

After sixty days of eligibility, employees will be automatically enrolled in the Plan unless participation is declined. Automatically enrolled participants will be enrolled at a 3% pre-tax contribution rate, which will escalate each year by 1% until a rate of 6% is reached.

Participants Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Funds

The Plan offers two investment paths and each path offers a mix of investments with different strategies, objectives and risk/reward potentials. Participants may only select one path but may change paths at any time, subject to certain restrictions. Within the 1st path, participants choose a fund based on the date closest to their retirement or need for savings. Participants may choose from a combination of any six funds in the 2nd path.

Vesting

Participants' interest in their employee contribution accounts are fully vested at all times. Eligible participants' interest in their Company contribution accounts are fully vested.

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear a reasonable rate of interest, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements. Principal and interest is paid ratably through payroll deductions.

Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balances. Additional optional payment forms are available at the election of the participant, in accordance with the plan document.

Forfeitures

Forfeitures, representing the unvested portion of Company and former companies' contributions, amounting to $328 as of December 31, 2005 will be used to reduce future Company contributions pursuant to the terms of the Plan. The forfeitures include amounts from former plans that merged into the Plan. In 2006, Company contributions were reduced by $336 from forfeited and nonvested accounts.

2.   **SUMMARY OF ACCOUNTING POLICIES**

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the proportionate share of fair value of the investment contracts held in the Master Trust as well as the proportionate share of the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Other than participant loans and fully-benefit responsive investment contracts, quoted market prices are used to value investments of the underlying securities in which each fund invests. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the fully benefit-responsive investment contracts are generally calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations (Note 3). The synthetic investment contracts held in the Master Trust are valued at representative quoted market prices. This means that the current market value of such contracts are discounted by wrap fees underlying the contract.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the participant accounts and amounts reported in the statements of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan's unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan's proportionate share of Master Trust net investment income or loss.

3. **INVESTMENT CONTRACTS WITH INSURANCE COMPANIES**

The Plan's investments in the Master Trust include fully benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Through the Master Trust, the Plan also holds synthetic investment contracts. A synthetic investment contract includes a wrapper fee, which is basically a risk charge in order to credit participant accounts with contract value over the term of the agreement.

Although the investment contracts are reported at fair value as described in Note 2, contract value is applied to participant account balances since that is the amount participants would receive if they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events, such as plan termination, may limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any such event is probable.

The average yields based on actual earnings were approximately 5.0 and 4.7 percent for 2006 and 2005, respectively. The average yields based on interest rate credited to participants were approximately 4.6 and 4.5 percent for 2006 and 2005, respectively.

4. ADMINISTRATIVE EXPENSES

Professional, administrative and investment related expenses are allocated to the Plan and deducted from the Plan's assets. These expenses are paid through the Master Trust and allocated to the plans in the Master Trust.

Expenses are identified as either specific or common fees. Specific fees are charged entirely to the Plan. Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

In addition, certain administrative expenses of the Plan may be paid from plan assets to the extent permissible by law. Other outside professional and administrative services are paid by or provided by the Company.

5. ADMINISTRATION

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company. The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund.   Other administrative services, such as participant record keeping, are performed by the Record Keeper.

6. RELATED PARTY TRANSACTIONS

The Trustee and Record Keeper are a party-in-interest according to Section 3(14) of ERISA. Through the Master Trust, the Trustee serves as plan fiduciary, investment manger, and custodian to the Plan.   In addition to record keeping services, the Record Keeper serves as plan fiduciary. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. Fees paid by the Master Trust to the Trustee and Record Keeper were $282,054 and $1,759,695 respectively, for the year ended December 31, 2006.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. TAX STATUS

The Plan obtained its latest determination letter on March 12, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

9. **MASTER TRUST**

The Master Trust agreement was amended effective December 1, 2005. The amendment established three investment accounts to accommodate the investment assets of the Plan and other Company sponsored retirement plans. Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans' Investment Account (the "DC Investment Account") and the ITW Collective Defined Benefit and Defined Contribution Plans' Investment Account (the "Collective Investment Account"). Certain amounts in the Plan's financial statements represent the Plan's proportionate share of the corresponding total of the Master Trust net assets and investment income.

The net assets in the DC Investment Account as of December 31, 2006 and 2005 are as follows:

	2006	2005
Assets-		
Noninterest-bearing cash	$ -	$64,497
Receivables-		
Interest and dividends	3,121,333	2,658,688
Securities sold	-	470,545
Total receivables	3,121,333	3,129,233
Investments, at fair value-		
Interest-bearing cash	-	336,804
Preferred stocks	-	678
Common stocks	-	125,164
Interest in common/collective trusts	848,899,118	750,369,895
Interest in Collective Investment Account	237,388,490	207,775,182
Interest in registered investment companies	394,577,424	326,503,294
Investment contracts with insurance companies	244,617,406	217,180,749
Company common stock	361,489,222	351,035,929
Total investments	2,086,971,660	1,853,327,695
Total assets	2,090,092,993	1,856,521,425
Liabilities-		
Operating payables	486,931	-
Due to broker for securities purchased	997,262	682,416
Total liabilities	1,484,193	682,416
Net assets reflecting all investments at fair value	2,088,608,800	1,855,839,009
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,618,409	1,357,623
Net DC Investment Account assets	$2,090,227,209	$1,857,196,632

The Plan's proportionate share of the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan's proportionate share of the DC Investment Account assets was 0.7% at December 31, 2006 and December 31, 2005.

For the period December 31, 2006, the earnings on investments of the DC Investment Account are as follows:

Net investment income-	
Interest from investment contracts with insurance companies	$11,290,923
Dividends on Company common stock	5,927,001
Net gain on sale of assets	1,564,378
Unrealized appreciation of common stocks	15,924,868
Net investment gain from common collective trusts	95,542,755
Net investment gain from Collective Investment Account	28,044,552
Net investment gain from registered investment companies	69,944,453
Net investment income	$228,238,930

The Plan's proportionate share of the DC Investment Account net investment income represents an allocation of the common income.

The net assets in the Collective Investment Account as of December 31, 2006 are as follows:

	2006	2005
Assets-		
Noninterest-bearing cash	$ -	$286,260
Receivables-		
Interest and dividends	697,567	343,800
Securities sold	1,533,744	2,742,212
Total receivables	2,231,311	3,086,012
Investments, at fair value-		
Common stocks	547,526,326	481,763,361
Interest in common/collective trusts	10,959,463	17,268,760
Interest in registered investment companies	-	6,002
Other	2,011,975	1,911,070
Total investments	560,497,764	500,949,193
Total assets	562,729,075	504,321,465
Liabilities-		
Operating payables	897,876	-
Due to broker for securities purchased	1,330,074	1,555,657
Total liabilities	2,227,950	1,555,657
Net Collective Investment Account assets	$560,501,125	$502,765,808

The Plan's proportionate share of the Collective Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan's proportionate share of the Collective Investment Account assets was 0.3% at December 31, 2006 and December 31, 2005.

For the period ended December 31, 2006, the earnings on investments of the ITW Collective Investment Account are as follows:

Net investment income-	
Interest-bearing cash	$554
Preferred stock dividends	45,596
Common stock dividends	6,685,687
Net gain on sale of common stocks and other	13,021,847
Unrealized appreciation of common stocks and other	56,455,772
Net investment gain from common collective trusts	623,187
Net investment gain from registered investment companies	159
Other income	427,592
Net investment income	$77,260,394

The Plan's proportionate share of the ITW Collective Investment Account net investment income represents an allocation of the common income.

10. TRANSFERS TO/FROM OTHER PLANS

In 2006, assets transferred between the Plan and the ITW Savings and Investment Plan (the"Savings Plan"). Individually asset transfers occurred both to and from the Plan and the Savings Plan. On a consolidated basis, net assets transferred from the Plan totaled $488,361 for the year ended December 31, 2006.

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	2006
Net assets available for benefits per the financial statements	$15,198,750
Proportionate share of adjustment to fair value for fully benefit-responsive investment contracts	(11,372)
Net assets available for benefits per the Form 5500	$15,187,378

The following reconciles net investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net investment income per the financial statements	$1,662,686
Proportionate share of adjustment to fair value for fully benefit-responsive investment contracts	(11,372)
Net investment income per the Form 5500	$1,651,314

ITW

BARGAINING SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF ASSETS HELD AT END OF YEAR

As of December 31, 2006

Employer Identification Number 36-1258310, Plan Number 039

Identity of Issuer/Description of Investments	Current Value
*Participant loans**	$505,225

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at
December 31, 2006, lowest 4.00% to highest 9.25%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 21, 2007.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 21, 2007   By: /s/ Sharon Brady
             Sharon Brady
             Senior Vice President, Human Resources